P&O
Established 1837

Company Secretariat
The Peninsular and Oriental
Steam Navigation Company
78 Pall Mall
London SW1Y 5EH

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7839 9338
Email secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall.
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

5 December 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington
D.C. 20549
USA

SUPPL

05013257

82-2083

Dear Sirs

NON-EXECUTIVE BOARD APPOINTMENTS

I enclose a copy of a news release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Liz Eddington
Company Secretariat

enc

12/13

P&O

News Release

2 December 2005

NON-EXECUTIVE BOARD APPOINTMENTS

Further to P&O's Board appointments announcement of 28 October, and in view of the announcement earlier this week of DP World's recommended cash offer for the company, P&O announces that its Senior non-executive director, Sir John Collins, who was due to step down at the end of this year, will now remain on the Board. In addition, new non-executive director Richard Cousins, who was due to join the Board with effect from 1 January 2006, will now join on 7 December 2005.

Baroness Symons of Vernham Dean and Mike Turner, Chief Executive, BAE Systems plc, joined the Board on 1 December 2005. Richard Gillingwater will join on 1 January 2006, as previously announced.

Further information: Peter Smith, Director, Communications and Strategy
Tel: +44 (0)20 7930 4343

P&O is a leading developer and operator of container ports around the world. This business accounts for over half of the company's net operating assets and the majority of operating profits. P&O is also a major ferry operator in the UK, provides cold logistics services internationally and has property interests in the US and the UK. For more information, visit www.pogroup.com.

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